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                                                                        OMB APPROVAL
                                  UNITED STATES                OMB Number:         3235-0145
                        SECURITIES AND EXCHANGE COMMISSION     Expires:     October 31, 1994
                             WASHINGTON, D.C. 20549            Estimated average burden
                                                               hours per response      14.90
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9 )*

                         THE CHARLES SCHWAB CORPORATION
                                (Name of Issuer)


                         COMMON STOCK ($0.01 par value)
                         (Title of Class of Securities)

                                   808513 10 5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)                                                      Page 1 of 5

CUSIP NO. 808513 10 5                 13G                      PAGE 2 OF 5 PAGES


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SchwabPlan Retirement Savings and Investment Plan, formerly the Charles Schwab Profit Sharing and Employee Stock Ownership Plan

    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             California, USA

                             5     SOLE VOTING POWER   0

        NUMBER OF
         SHARES              6     SHARED VOTING POWER As of December 31, 1998,
      BENEFICIALLY                 31,072,856 shares of the Common Stock, each
        OWNED BY                   of which carries one vote per share. Under
          EACH                     the terms of the Plan, the Plan participants
       REPORTING                   are entitled to instruct how to vote shares
         PERSON                    allocated to their accounts. In accordance
          WITH                     with the terms of the Plan, the Purchasing
                                   Agent votes the allocated shares attributable to the ESOP portion of the Plan for which no instructions are received in the same proportion as the participants' instructions with respect to the allocated shares, and the Purchasing Agent votes the unallocated shares in the same proportion as the participants' instructions with respect to the allocated shares, subject to the obligation to follow any specific instructions to the contrary from the Plan trustee or another Plan fiduciary with the power to direct the Purchasing Agent.

                             7     SOLE DISPOSITIVE POWER  0


                             8 SHARED DISPOSITIVE POWER As of December 31, 1998, 31,072,856 shares of Common Stock, each of which carries one vote per share. Under the terms of the Plan, Plan participants are entitled to direct the disposition of shares allocated to their accounts. In accordance with the terms of the Plan, the Purchasing Agent directs the disposition of the unallocated shares in the same proportion as the participants' instructions with respect to the allocated shares, subject to the obligation to follow any specific instructions to the contrary from the Plan trustee or another Plan fiduciary with the power to direct the Purchasing Agent.

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             31,072,856

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             Not applicable

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.7%

   12     TYPE OF REPORTING PERSON*

             EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               PAGE 3 OF 5 PAGES


                                  SCHEDULE 13G


Item 1(a)     -     Name of Issuer:  The Charles Schwab Corporation

Item 1(b)     -     Address of Issuer's Principal Executive Offices:

                    101 Montgomery Street, San Francisco, CA 94104

Item 2(a)     -     Name of Person Filing: SchwabPlan Retirement Savings and
                                           Investment Plan, formerly the Charles
                                           Schwab Profit Sharing and Employee
                                           Stock Ownership Plan

Item 2(b)     -     Address of Principal Business Office:

                    101 Montgomery Street, San Francisco, CA 94014

Item 2(c)     -     Citizenship:

                    The Trust is organized under the laws of the United States; its offices are located in the State of California.

Item 2(d)     -     Title of Class of Securities:

                    The Charles Schwab Corporation Common Stock

Item 2(e)     -     CUSIP Number:  808513 10 5

Item 3        -     If this statement is filed pursuant to Rules 13d-1(b), of
                    13d-2(b), check whether the person filing is a:

                    (f)  x    Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974

Item 4        -     Ownership:

                    (a) Amount of Beneficially Owned: As of December 31, 1998, 31,072,856 shares of the Common Stock, which carries one vote per share

                    (b)     Percent of Class:    7.7% (Rounded to nearest tenth)

                    (c)     Number of shares as to which such person has:

                            (i)     Sole Power to Vote or to Direct the Vote:  0

                                                               PAGE 4 OF 5 PAGES


                            (ii) Shared Voting Power: As of December 31, 1998, 31,072,856 shares of the Common Stock, each of which carries one vote per share. Under the terms of the Plan, the Plan participants are entitled to instruct how to vote shares allocated to their accounts. In accordance with the terms of the Plan, the Purchasing Agent votes the allocated shares attributable to the ESOP portion of the Plan for which no instructions are received in the same proportion as the participants' instructions with respect to the allocated shares, and the Purchasing Agent votes the unallocated shares in the same proportion as the participants' instructions with respect to the allocated shares, subject to the obligation to follow any specific instructions to the contrary from the Plan trustee or another Plan fiduciary with the power to direct the Purchasing Agent.

                            (iii)   Sole Power to Dispose or to Direct the
                                    Disposition: 0

                            (iv) Shared Dispositive Power: As of December 31, 1998, 31,072,856 shares of Common Stock, each of which carries one vote per share. Under the terms of the Plan, Plan participants are entitled to direct the disposition of shares allocated to their accounts. In accordance with the terms of the Plan, the Purchasing Agent directs the disposition of the unallocated shares in the same proportion as the participants' instructions with respect to the allocated shares, subject to the obligation to follow any specific instructions to the contrary from the Plan trustee or another Plan fiduciary with the power to direct the Purchasing Agent.

Item 5        -     Ownership of Five Percent or Less of a Class: Not Applicable

Item 6        -     Ownership of More than Five Percent on Behalf of Another
                    Person: Not Applicable

Item 7        -     Identification and Classification of the Subsidiary Which
                    Acquired the Security Being Reported on By the Parent
                    Holding Company: Not Applicable

Item 8        -     Identification and Classification of Members of the Group:
                    Not Applicable

Item 9        -     Notice of Dissolution of Group:  Not Applicable

Item 10       -     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities
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                                                               PAGE 5 OF 5 PAGES


and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The filing of this statement shall not be construed as an admission that such person named in Item 2(a) is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act or any other section of such Act, the beneficial owner of any securities covered by the statement.


                SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN



------------------------------------     ---------------------------------------
Date                                     Luis E. Valencia, Chairman
                                         Administrative Committee



------------------------------------     ---------------------------------------
Date                                     Evelyn S. Dilsaver
                                         Administrative Committee



------------------------------------     ---------------------------------------
Date                                     Wayne W. Fieldsa
                                         Administrative Committee



------------------------------------     ---------------------------------------
Date                                     Thomas N. Lawrie
                                         Administrative Committee



------------------------------------     ---------------------------------------
Date                                     Susanne D. Lyons
                                         Administrative Committee


------------------------------------     ---------------------------------------
Date                                     Thomas W. Matchett, Jr.
                                         Administrative Committee